UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Fourth Quarter and Full Year

2022 Results

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
José Enrique Solís | tmxjose.solis@kof.com.mx

Sprite
agua
gasificada
ciel
gasificada
Coca-Cola

Mexico City, February 23, 2023, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter and full year of 2022.

FOURTH QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 4.6%, driven mainly by volume growth in Brazil, Mexico, Guatemala, Argentina, and Uruguay, partially offset by a slight volume decline in Colombia. On a comparable basis, volume increased 3.6%.
•	Total revenues increased 14.9%, while comparable revenues increased 18.9%, driven mainly by favorable price-mix effects, coupled with volume growth. These effects were partially offset by unfavorable currency translation effects.
•	Operating income increased 15.9%, while comparable operating income increased 18.0%. Our solid top-line growth, raw material hedging strategies, and operating expense efficiencies were partially offset by higher raw material costs.
•	Majority net income increased 23.0%, resulting in earnings per share[1] of Ps. 0.43 (Earnings per unit were Ps. 3.40, and per ADS were Ps. 34.00.).

FULL YEAR OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 8.6% driven by volume growth across all our territories, including double-digit increases in Brazil, Colombia, Argentina, and Guatemala coupled with a solid performance in Mexico and Uruguay. On a comparable basis, excluding M&A, our volume increased 7.5%.
•	Total revenues increased 16.4%, while comparable revenues increased 17.8%, driven mainly by our pricing initiatives, favorable price-mix effects, and volume growth. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil and unfavorable currency translation effects.
•	Operating income increased 12.5%, while comparable operating income increased 11.6% driven mainly by solid top-line and operating expense efficiencies. These effects were partially offset by higher raw material costs, coupled with a tough comparison base that includes the recognition of non-recurring tax effects in Brazil during 2021.
•	Majority net income increased 21.2%, resulting in earnings per share[1] of Ps. 1.13 (Earnings per unit were Ps. 9.06, and per ADS were Ps. 90.60.).

RESULTS FINANCIAL SUMMARY

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR OF 2022
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q 2022	FY 2022	4Q 2022	FY 2022	4Q 2022	FY 2022	4Q 2022	FY 2022
As Reported	Consolidated	14.9%	16.4%	12.9%	13.2%	15.9%	12.5%	23.0%	21.2%
	Mexico & Central America	9.7%	13.1%	5.1%	8.1%	2.6%	11.2%
	South America	22.0%	21.2%	25.6%	22.5%	41.0%	15.5%

Comparable (2)	Consolidated	18.9%	17.8%	16.9%	14.6%	18.0%	11.6%
	Mexico & Central America	10.9%	13.5%	6.1%	8.5%	3.6%	11.6%
	South America	30.9%	24.4%	36.1%	26.4%	46.1%	11.6%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“2022 was a positive year for Coca-Cola FEMSA. In the face of an inflationary environment, our company was able to deliver its highest ever top-line, operating income, and operating cash flow levels. Notably, we were able to deliver double-digit top-line growth across our territories, reflecting our company’s ability to execute the right strategies locally, our revenue growth management initiatives, and effective point-of-sale execution. Simultaneously, we leveraged our enhanced cooperation framework with The Coca-Cola Company to increase investments in the business, advanced the rollout of our B2B omnichannel platform, and expand our multi-category strategy to explore new revenue streams in key territories.

Looking ahead, I am encouraged by the opportunities we see for our company. I am convinced that we have a talented team, clear rights-to-win, and positive momentum to enter a new chapter of growth and sustainable value creation for Coca-Cola FEMSA.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

•	On November 3, 2022, Coca-Cola FEMSA paid the second installment of the ordinary dividend approved during 2022.

•	On November 29, 2022, Coca-Cola FEMSA announced that the Board of Directors appointed Mr. Gerardo Cruz Celaya to succeed Mr. Constantino Spas Montesinos as Coca-Cola FEMSA´s Chief Financial Officer. Mr. Cruz´s appointment became effective January 1, 2023.

•	On December 19, 2022, Coca-Cola FEMSA announced it had been included in the Dow Jones Sustainability MILA Pacific Alliance Index for the sixth year. Additionally, it announced it is the only company in the Latin America beverage industry included in the Dow Jones Sustainability Emerging Markets Index, for which it was included for the tenth consecutive year.

CONFERENCE CALL INFORMATION

CONSOLIDATED FOURTH QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2022	4Q 2021	Δ%	Δ%
Total revenues	61,209	53,273	14.9%	18.9%
Gross profit	27,068	23,985	12.9%	16.9%
Operating income	9,013	7,778	15.9%	18.0%
Operating cash flow (2)	11,954	10,648	12.3%	16.5%

Volume increased 4.6% to 995.3 million unit cases, driven mainly by volume growth in Brazil, Mexico, Guatemala, Argentina, and Uruguay. This increase was partially offset by a slight volume decline in Colombia. On a comparable basis, our volume would have increased 3.6%.

Total revenues increased 14.9% to Ps. 61,209 million. This increase was driven mainly by our pricing initiatives to offset increases in raw material costs, favorable price-mix effects, and volume growth. These effects were partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican Pesos. On a comparable basis, total revenues would have increased 18.9%.

Gross profit increased 12.9% to Ps. 27,068 million, and gross margin decreased 80 basis points to 44.2%. This gross margin decrease was driven by higher raw material costs, mainly PET and sweeteners. These effects were partially offset by our top-line growth, the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs, and favorable raw material hedging initiatives. On a comparable basis, gross profit would have increased 16.9%.

Operating income increased 15.9% to Ps. 9,013 million, and operating margin increased 10 basis points to 14.7%. This increase was driven mainly by our solid top-line performance, operational leverage, coupled with operating expense efficiencies across our operations. These effects were partially offset by increases in raw material costs. On a comparable basis, operating income would have increased 18.0%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Comprehensive financing result recorded an expense of Ps. 1,092 million, compared to an expense of Ps. 748 million in the same period of 2021.

This increase was driven mainly by a foreign exchange loss of Ps. 281 million as compared to a gain of Ps. 79 million recorded during the same period of 2021, as our cash exposure in U.S. dollars was negatively impacted by the quarterly appreciation of the Mexican Peso.

In addition, we recorded higher interest expenses of Ps. 1,833 million as compared to Ps. 1,592 million recorded during the same period of 2021. This is a result of increases in interest rates.

Moreover, we recognized a lower gain in monetary position in inflationary subsidiaries of Ps. 128 million during the fourth quarter of 2022, as compared to a gain of Ps. 270 during the same period of the previous year.

Finally, this quarter we recognized a lower gain in the market value of financial instruments of Ps. 72 million, as compared to a gain of Ps. 131 million during the fourth quarter of 2021.

These effects were partially offset by higher interest income for Ps. 821 million as compared to a gain of Ps. 365 million recorded during the same period of 2021, related to an increase in interest rates.

Income tax as a percentage of income before taxes was 7.7% as compared to 14.1% during the same period of the previous year. This lower effective tax rate was mainly driven by deferred tax effects.

Net income attributable to equity holders of the company was Ps. 7,144 million as compared to Ps. 5,809 million during the same period of the previous year, driven mainly by solid operating results, coupled with a decline in the effective tax rate. Earnings per share1 were Ps. 0.43 (Earnings per unit were Ps. 3.40 and per ADS were Ps. 34.0.).

CONSOLIDATED FULL YEAR RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	FY 2022	FY 2021	Δ%	Δ%
Total revenues	226,740	194,804	16.4%	17.8%
Gross profit	100,300	88,598	13.2%	14.6%
Operating income	30,838	27,402	12.5%	11.6%
Operating cash flow (2)	43,001	38,849	10.7%	11.4%

Volume increased 8.6% to 3,755.2 million unit cases, driven mainly by volume growth across all of our territories, including double-digit increases in Brazil, Colombia, Argentina and Guatemala, coupled with solid performances in Mexico and Uruguay. On a comparable basis, excluding M&A, our volume would have increased 7.5%.

Total revenues increased 16.4% to Ps. 226,740 million. This increase was driven mainly by volume growth, our pricing initiatives to offset increases in raw material costs, and favorable price-mix effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil and unfavorable currency translation effects from most of our operating currencies into Mexican Pesos. On a comparable basis, excluding M&A and currency translation effects, total revenues would have increased 17.8%.

Gross profit increased 13.2% to Ps. 100,300 million, and gross margin decreased 130 basis points to 44.2%. This decrease in gross margin was driven mainly by (i) a tough comparison base due to the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil; and (ii) higher raw material costs, mainly PET and sweeteners. These effects were partially offset by top-line growth and favorable raw material hedging initiatives. On a comparable basis, gross profit would have increased 14.6%.

Operating income increased 12.5% to Ps. 30,838 million, and operating margin decreased 50 basis points to 13.6%. This operating margin decrease was driven mainly by higher raw material costs, coupled with a tough comparison base that included the recognition of non-recurring tax income of Ps. 620 million during the third quarter of 2021. These effects were partially offset by our solid top-line performance, coupled with operating expense efficiencies across our territories. On a comparable basis, operating income would have increased 11.6%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Comprehensive financing result recorded an expense of Ps. 4,549 million, compared to an expense of Ps. 4,219 million in 2021.

This increase was driven mainly by a foreign exchange loss of Ps. 324 million as compared to a gain of Ps. 227 million recorded during the same period of 2021, as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso.

In addition, we recognized a loss in the market value of financial instruments of Ps. 672 million, as compared to a gain of Ps. 80 million during 2021.

Additionally, we recorded an increase in interest expense. During the year, interest expenses were Ps. 6,500 million, as compared to an expense of Ps. 6,192 million during 2021. This increase was mainly driven by increases in interest rates, partially offset by the tender offer completed during the third quarter of 2022.

Finally, we recognized a lower gain in monetary position in inflationary subsidiaries, recording Ps. 536 million during 2022, as compared to a gain of Ps. 734 million during the previous year.

These effects were partially offset by higher interest income, resulting in Ps. 2,411 million during 2022, as compared to a gain of Ps. 932 million recorded during 2021. This increase is related to an increase in interest rates.

Income tax as a percentage of income before taxes was 25.4% as compared to 28.9% during the same period of the previous year, mainly driven by deferred tax effects.

Net income attributable to equity holders of the company was Ps. 19,034 million as compared to Ps. 15,708 million during the same period of the previous year, an increase of 21.2%. This was driven mainly by operating income growth, coupled with a decline in our effective tax rate during the year. Earnings per share1 were Ps. 1.13 (Earnings per unit were Ps. 9.06, and per ADS were Ps. 90.61.).

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2022	4Q 2021	Δ%	Δ%
Total revenues	33,792	30,792	9.7%	10.9%
Gross profit	15,678	14,918	5.1%	6.1%
Operating income	5,212	5,083	2.6%	3.6%
Operating cash flow (2)	6,902	6,835	1.0%	4.5%

Volume increased 3.0% to 547.9 million unit cases, driven by volume growth across our territories in the division, including 11.0% growth in Guatemala and 2.3% growth in Mexico.

Total revenues increased 9.7% to Ps. 33,792 million, driven mainly by our pricing initiatives to offset increases in raw material costs, favorable price-mix effects, and volume growth in all our territories. These factors were partially offset by unfavorable currency translation effects into Mexican Pesos. On a comparable basis, total revenues would have increased 10.9%.

Gross profit increased 5.1% to Ps. 15,678 million, and gross margin contracted 200 basis points to 46.4%. This margin contraction was driven mainly by increases in raw material costs such as PET and sweeteners. These effects were partially offset by our favorable price-mix effects, coupled with the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 6.1%.

Operating income increased 2.6% to Ps. 5,212 million, and operating margin contracted 110 basis points to 15.4%. This margin contraction was driven mainly by higher raw material costs that were partially offset by a non-cash operating foreign exchange gain, resulting from the appreciation of the Mexican Peso. On a comparable basis, operating income would have increased 3.6%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	4Q 2022	4Q 2021	Δ%	Δ%
Total revenues	27,417	22,481	22.0%	30.9%
Gross profit	11,390	9,066	25.6%	36.1%
Operating income	3,801	2,695	41.0%	46.1%
Operating cash flow (2)	5,052	3,813	32.5%	38.7%

Volume increased 6.6% to 447.4 million unit cases, driven mainly by the solid performance achieved in Brazil, Argentina, and Uruguay. Growth in these markets was partially offset by a slight volume decline in Colombia. On a comparable basis, excluding M&A, our volume for the division would have increased 4.4%.

Total revenues increased 22.0% to Ps. 27,417 million, driven mainly by our pricing initiatives to offset increases in raw material costs, favorable price-mix effects, and volume growth. These effects were partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican pesos. On a comparable basis, total revenues would have increased 30.9%.

Gross profit increased 25.6% to Ps. 11,390 million, and gross margin expanded 120 basis points to 41.5%. This growth was driven mainly by favorable price-mix effects and volume growth. These effects were partially offset by increases in raw material costs such as PET and sweeteners. On a comparable basis, gross profit would have increased 36.1%.

Operating income increased 41.0% to Ps. 3,801 million, resulting in a margin expansion of 190 basis points to 13.9%. This increase was driven mainly by operating leverage resulting from our solid top-line performance in the division, coupled with operating expense efficiencies. On a comparable basis, operating income would have increased 46.1%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,987.7		5,564.3		7.6%	6.6%	22,315.1		19,490.9		14.5%	13.4%
Volume (million unit cases)	995.3		951.3		4.6%	3.6%	3,755.2		3,457.8		8.6%	7.5%
Average price per unit case	59.54		54.31		9.6%		58.75		52.99		10.9%
Net revenues	61,005		53,092		14.9%		226,222		193,899		16.7%
Other operating revenues	204		181		12.9%		518		905		-42.7%
Total revenues (2)	61,209	100.0%	53,273	100.0%	14.9%	18.9%	226,740	100.0%	194,804	100.0%	16.4%	17.8%
Cost of goods sold	34,142	55.8%	29,288	55.0%	16.6%		126,441	55.8%	106,206	54.5%	19.1%
Gross profit	27,068	44.2%	23,985	45.0%	12.9%	16.9%	100,300	44.2%	88,598	45.5%	13.2%	14.6%
Operating expenses	17,868	29.2%	15,905	29.9%	12.3%		68,981	30.4%	60,721	31.2%	13.6%
Other operative expenses, net	226	0.4%	323	0.6%	NA		673	0.3%	560	0.3%	20.2%
Operative equity method (gain) loss in associates(3)	(40)	-0.1%	(20)	0.0%	NA		(192)	-0.1%	(85)	0.0%	NA
Operating income (5)	9,013	14.7%	7,778	14.6%	15.9%	18.0%	30,838	13.6%	27,402	14.1%	12.5%	11.6%
Other non operative expenses, net	(34)	-0.1%	30	0.1%	NA		310	0.1%	247	0.1%	NA
Non Operative equity method (gain) loss in associates (4)	(52)	-0.1%	(54)	-0.1%	NA		(194)	-0.1%	(3)	0.0%	NA
Interest expense	1,833		1,592		15.1%		6,500		6,192		5.0%
Interest income	821		365		125.3%		2,411		932		158.7%
Interest expense, net	1,012		1,227		-17.6%		4,089		5,260		-22.3%
Foreign exchange loss (gain)	281		(79)		NA		324		(227)		NA
Loss (gain) on monetary position in inflationary subsidiries	(128)		(270)		-52.3%		(536)		(734)		-27.1%
Market value (gain) loss on financial instruments	(72)		(131)		NA		672		(80)		NA
Comprehensive financing result	1,092		748		45.9%		4,549		4,219		7.8%
Income before taxes	8,008		7,053		13.5%		26,173		22,940		14.1%
Income taxes	611		978		-37.5%		6,547		6,609		-0.9%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	7,396		6,076		21.7%		19,626		16,331		20.2%
Net income attributable to equity holders of the company	7,144	11.7%	5,809	10.9%	23.0%		19,034	8.4%	15,708	8.1%	21.2%
Non-controlling interest	253	0.4%	267	0.5%	-17.6%		592	0.3%	623	0.3%	NA

Operating Cash Flow & CAPEX	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,013	14.7%	7,778	14.6%	15.9%		30,838	13.6%	27,402	14.1%	12.5%
Depreciation	2,397		2,277		5.3%		9,657		8,946		8.0%
Amortization and other operative non-cash charges	544		593		-8.2%		2,506		2,501		0.2%
Operating cash flow (5)(6)	11,954	19.5%	10,648	20.0%	12.3%	16.5%	43,001	19.0%	38,849	19.9%	10.7%	11.4%
CAPEX	8,489		5,681		49.4%		19,665		13,865		41.8%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)              For the Full year of 2022, total CAPEX effectively paid was Ps. 19,665 million.

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,921.2		2,816.4		3.7%	3.7%	11,633.2		10,610.0		9.6%	9.6%
Volume (million unit cases)	547.9		531.8		3.0%	3.0%	2,188.4		2,057.9		6.3%	6.3%
Average price per unit case	61.69		57.85		6.6%		59.85		56.24		6.4%
Net revenues	33,797		30,765				130,981		115,731
Other operating revenues	(5)		26				21		63
Total Revenues (2)	33,792	100.0%	30,792	100.0%	9.7%	10.9%	131,002	100.0%	115,794	100.0%	13.1%	13.5%
Cost of goods sold	18,114	53.6%	15,873	51.6%			68,967	52.6%	58,428	50.5%
Gross profit	15,678	46.4%	14,918	48.4%	5.1%	6.1%	62,035	47.4%	57,366	49.5%	8.1%	8.5%
Operating expenses	10,451	30.9%	9,666	31.4%			40,829	31.2%	38,049	32.9%
Other operative expenses, net	39	0.1%	203	0.7%			394	0.3%	615	0.5%
Operative equity method (gain) loss in associates (3)	(25)	-0.1%	(34)	-0.1%			(136)	-0.1%	(140)	-0.1%
Operating income (4)	5,212	15.4%	5,083	16.5%	2.6%	3.6%	20,948	16.0%	18,841	16.3%	11.2%	11.6%
Depreciation, amortization & other operating non-cash charges	1,690	5.0%	1,753	5.7%			7,380	5.6%	7,040	6.1%
Operating cash flow (4)(5)	6,902	20.4%	6,835	22.2%	1.0%	4.5%	28,329	21.6%	25,881	22.4%	9.5%	10.5%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 14 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,066.5		2,747.9		11.6%	9.6%	10,681.9		8,880.9		20.3%	17.8%
Volume (million unit cases)	447.4		419.6		6.6%	4.4%	1,566.8		1,400.0		11.9%	9.2%
Average price per unit case	56.91		49.81		14.3%		57.21		48.21		18.7%
Net revenues	27,208		22,327				95,241		78,168
Other operating revenues	209		154				497		841
Total Revenues (2)	27,417	100.0%	22,481	100.0%	22.0%	30.9%	95,738	100.0%	79,010	100.0%	21.2%	24.4%
Cost of goods sold	16,027	58.5%	13,415	59.7%			57,473	60.0%	47,778	60.5%
Gross profit	11,390	41.5%	9,066	40.3%	25.6%	36.1%	38,265	40.0%	31,232	39.5%	22.5%	26.4%
Operating expenses	7,417	27.1%	6,238	27.7%			28,152	29.4%	22,671	28.7%
Other operative expenses, net	187	0.7%	119	0.5%			279	0.3%	(56)	-0.1%
Operative equity method (gain) loss in associates (3)	(15)	-0.1%	14	0.1%			(55)	-0.1%	55	0.1%
Operating income (4)	3,801	13.9%	2,695	12.0%	41.0%	46.1%	9,890	10.3%	8,561	10.8%	15.5%	11.6%
Depreciation, amortization & other operating non-cash charges	1,251	4.6%	1,118	5.0%			4,782	5.0%	4,407	5.6%
Operating cash flow (4)(5)	5,052	18.4%	3,813	17.0%	32.5%	38.7%	14,672	15.3%	12,968	16.4%	13.1%	13.1%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Dec-22	Dec-21	% Var.	Liabilities & Equity	Dec-22	Dec-21	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	8,524	2,453	247%
	40,277	47,248	-15%	Suppliers	26,834	22,745	18%
Total accounts receivable	16,318	13,014	25%	Short-term leasing Liabilities	472	614
Inventories	11,888	11,960	-1%	Other current liabilities	22,129	20,409	8%
Other current assets	10,729	8,142	32%	Total current liabilities	57,959	46,221	25%
Total current assets	79,211	80,364	-1%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	70,146	83,329	-16%
Property, plant and equipment	125,293	113,827	10%	Long Term Leasing Liabilities	1,663	891
Accumulated depreciation	(54,088)	(51,644)	5%	Other long-term liabilities	16,351	13,554	21%
Total property, plant and equipment, net	71,205	62,183	15%	Total liabilities	146,119	143,995	1%
Right of use assets	2,069	1,472	41%	Equity
Investment in shares	8,452	7,494	13%	Non-controlling interest	6,491	6,022	8%
Intangible assets and other assets	103,122	102,174	1%	Total controlling interest	125,384	121,550	3%
Other non-current assets	13,936	17,880	-22%	Total equity	131,876	127,572	3%
Total Assets	277,995	271,567	2%	Total Liabilities and Equity	277,995	271,567	2%

	December 30, 2022
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	62.0%	7.3%	8.3%
U.S. Dollars	17.4%	30.9%	4.3%
Colombian Pesos	1.4%	0.0%	7.0%
Brazilian Reals	18.0%	67.2%	12.4%
Uruguayan Pesos	1.2%	0.0%	6.3%
Total Debt	100%	23.2%	8.3%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	FY 22	FY 2021	Δ%
Net debt including effect of hedges (1)(3)	38,104	35,243	8.1%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.89	0.91
Operating cash flow/ Interest expense, net (1)	10.34	7.39
Capitalization (2)	38.9%	40.7%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	4Q 2022					4Q 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	335.3	25.0	74.8	33.6	468.7	337.6	21.3	67.7	31.6	458.1	2.3%
Guatemala	36.0	1.1	-	2.1	39.2	32.5	0.9	-	2.0	35.3	11.0%
CAM South	32.6	1.7	0.1	5.4	39.9	31.9	1.7	0.1	4.6	38.4	4.1%
Mexico and Central America	404.0	27.8	75.0	41.1	547.9	401.9	23.9	67.8	38.2	531.8	3.0%
Colombia	66.0	9.0	3.4	6.9	85.4	66.9	8.7	3.8	6.9	86.2	-1.0%
Brazil (3)	250.0	20.3	2.8	22.7	295.8	234.8	16.6	2.3	18.5	272.1	8.7%
Argentina	41.1	5.0	1.1	4.3	51.6	38.2	4.0	1.2	3.8	47.2	9.3%
Uruguay	12.4	1.8	-	0.6	14.7	12.1	1.6	-	0.4	14.0	5.1%
South America	369.5	36.1	7.4	34.5	447.4	352.0	30.8	7.3	29.5	419.6	6.6%
TOTAL	773.5	63.9	82.3	75.6	995.3	753.9	54.7	75.1	67.7	951.3	4.6%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	4Q 2022					4Q 2021					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,888.8	179.8		239.3	2,307.8	1,871.3	154.7		226.4	2,252.4	2.5%
Guatemala	271.2	10.9		20.6	302.7	250.2	8.5		20.0	278.6	8.7%
CAM South	237.6	11.6		61.4	310.6	225.2	11.3		48.8	285.4	8.8%
Mexico and Central America	2,397.6	202.3		321.3	2,921.2	2,346.7	174.5		295.2	2,816.4	3.7%
Colombia	481.4	94.2		70.4	645.9	455.2	93.8		66.9	615.9	4.9%
Brazil (3)	1,579.3	177.6		324.5	2,081.5	1,470.8	147.2		205.3	1,823.2	14.2%
Argentina	201.9	32.0		37.0	270.8	188.5	25.3		28.6	242.5	11.7%
Uruguay	56.0	7.0		5.2	68.2	56.4	6.3		3.5	66.2	3.0%
South America	2,318.6	310.8		437.1	3,066.5	2,170.9	272.7		304.3	2,747.9	11.6%
TOTAL	4,716.2	513.1		758.4	5,987.7	4,517.6	447.2		599.5	5,564.3	7.6%

Revenues
Expressed in million Mexican Pesos	4Q 2022	4Q 2021	Δ %
Mexico	27,388	24,857	10.2%
Guatemala	3,130	2,927	6.9%
CAM South	3,275	3,007	8.9%
Mexico and Central America	33,792	30,792	9.7%
Colombia	3,567	4,146	-14.0%
Brazil (4)	19,293	14,558	32.5%
Argentina	3,273	2,640	24.0%
Uruguay	1,283	1,137	12.9%
South America	27,417	22,481	22.0%
TOTAL	61,209	53,273	14.9%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps. 1,742.4 million for the fourth quarter of 2022 and Ps. 1,429.4 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

COCA-COLA FEMSA
FY - VOLUME, TRANSACTIONS & REVENUES

Volume
	FY 2022					FY 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,348.8	104.4	300.6	135.1	1,888.9	1,304.0	82.3	281.4	122.3	1,790.0	5.5%
Guatemala	133.7	4.8	-	8.7	147.2	120.3	3.8	-	7.2	131.3	12.1%
CAM South	124.2	6.5	0.7	20.9	152.3	113.5	6.4	0.5	16.2	136.6	11.5%
Mexico and Central America	1,606.7	115.6	301.3	164.7	2,188.4	1,537.8	92.5	282.0	145.6	2,057.9	6.3%
Colombia	254.6	34.0	12.5	29.0	330.1	234.6	26.7	15.1	21.6	297.9	10.8%
Brazil (3)	854.6	66.5	10.7	84.5	1,016.2	786.3	48.4	7.9	60.7	903.3	12.5%
Argentina	139.4	16.0	3.8	14.6	173.9	125.1	11.8	5.4	13.1	155.4	11.9%
Uruguay	39.2	5.7	-	1.6	46.6	37.7	4.9	-	0.8	43.4	7.5%
South America	1,287.8	122.2	27.1	129.7	1,566.8	1,183.7	91.8	28.3	96.2	1,400.0	11.9%
TOTAL	2,894.5	237.8	328.4	294.4	3,755.2	2,721.4	184.3	310.3	241.9	3,457.9	8.6%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	FY 2022					FY 2021					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	7,569.8	739.5		967.1	9,276.4	7,105.8	604.8		859.0	8,569.5	8.2%
Guatemala	1,027.3	48.0		85.5	1,160.8	922.5	39.1		73.5	1,035.2	12.1%
CAM South	920.5	38.8		236.7	1,196.0	797.7	41.7		165.8	1,005.3	19.0%
Mexico and Central America	9,517.6	826.3		1,289.3	11,633.2	8,826.0	685.6		1,098.4	10,610.0	9.6%
Colombia	1,834.4	361.5		307.8	2,503.7	1,557.1	289.6		199.5	2,046.2	22.4%
Brazil (3)	5,478.5	581.6		954.3	7,014.5	4,798.5	419.5		648.6	5,866.6	19.6%
Argentina	713.6	103.8		122.0	939.5	599.3	71.7		94.8	765.8	22.7%
Uruguay	187.3	22.4		14.6	224.2	175.0	18.6		8.5	202.1	10.9%
South America	8,213.8	1,069.3		1,398.8	10,681.9	7,130.0	799.4		951.5	8,880.9	20.3%
TOTAL	17,731.4	1,895.6		2,688.1	22,315.1	15,956.0	1,485.1		2,049.9	19,490.9	14.5%

Revenues
Expressed in million Mexican Pesos	FY 2022	FY 2021	Δ %
Mexico	106,911	94,762	12.8%
Guatemala	12,059	10,535	14.5%
CAM South	12,031	10,497	14.6%
Mexico and Central America	131,002	115,794	13.1%
Colombia	16,800	14,180	18.5%
Brazil (4)	63,944	53,051	20.5%
Argentina	10,917	8,408	29.8%
Uruguay	4,078	3,371	21.0%
South America	95,738	79,010	21.2%
TOTAL	226,740	194,804	16.4%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps. 5,599.9 million for the full year of 2022 and Ps. 10,677.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	4Q22	FY 22
Mexico	1.54%	7.82%
Colombia	3.41%	13.12%
Brazil	0.76%	5.79%
Argentina	18.24%	94.80%
Costa Rica	-1.22%	7.88%
Panama	0.24%	2.07%
Guatemala	1.09%	9.24%
Nicaragua	2.89%	11.59%
Uruguay	0.11%	8.30%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	4Q22	4Q21	Δ %	FY 22	FY 21	Δ %
Mexico	19.70	20.75	-5.1%	20.13	20.28	-0.8%
Colombia	4,808.38	3,879.98	23.9%	4,256.19	3,744.25	13.7%
Brazil	5.26	5.58	-5.9%	5.16	5.40	-4.3%
Argentina	162.54	100.50	61.7%	130.72	95.10	37.5%
Costa Rica	614.10	638.48	-3.8%	650.75	624.10	4.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.85	7.73	1.6%	7.75	7.74	0.2%
Nicaragua	36.14	35.43	2.0%	35.87	35.17	2.0%
Uruguay	39.97	43.98	-9.1%	41.17	43.55	-5.5%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-22	Dec-21	Δ %	Sep-22	Sep-21	Δ %
Mexico	19.36	20.58	-5.9%	20.31	20.31	0.0%
Colombia	4,810.20	3,981.16	20.8%	4,532.07	3,834.68	18.2%
Brazil	5.22	5.58	-6.5%	5.41	5.44	-0.6%
Argentina	177.16	102.72	72.5%	147.32	98.74	49.2%
Costa Rica	601.99	645.25	-6.7%	632.72	629.71	0.5%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.85	7.72	1.7%	7.88	7.73	1.9%
Nicaragua	36.23	35.52	2.0%	36.05	35.34	2.0%
Uruguay	40.07	44.70	-10.3%	41.74	42.94	-2.8%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: February 23, 2023